Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

October 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Attention:	Jill S. Davis
Jennifer O’Brien

Re:	Visual Management Systems, Inc.
Form 10-KSB/A for Fiscal Year Ended February 28, 2007
Filed May 18, 2007
Form 10-QSB for Fiscal Quarter Ended May 31, 2007
Filed July 23, 2007
Form 8-K/A
Filed August 8, 2007
File No. 333-133936

Dear Ms. Davis and Ms. O’Brien:

          The following sets forth the comments made by the Staff on the above captioned documents in its letter dated September 13, 2007 and the responses thereto which are provided on behalf of Visual Management Systems, Inc. (the “Company”):

Form 10-KSB/A for the Fiscal Year Ended February 28, 2007

Controls and Procedures, page 27

1.

You disclose that “Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.” Please note that the definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures “means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s

Securities and Exchange Commission
October 26, 2007

conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-QSB for the fiscal quarter ended May 31, 2007.

Response – As per conversations between Jennifer O’Brien of the Staff and the Company’s counsel, the Company will correct the disclosure in its quarterly and annual reports prospectively. Item 8A of the Company’s Report on Form 10-KSB for the fiscal year ending December 31, 2007 and Item 3 of the Company’s Reports on Form 10-QSB filed after the date hereof will contain disclosure substantially similar (to the extent applicable) to the following:

“As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, along with the Company’s Chief Financial Officer, who concluded that our disclosure controls and procedures were effective as of the date of the evaluation. There were no significant changes in our internal controls during the period covered by this report that have materially affected, or are reasonably likely to have materially affected, our internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Executive Officer as appropriate to allow timely decisions regarding required disclosure.”

Please note that the Form 10-QSB filed by the Company on October 25, 2007 contained language substantially the same as above.

Exhibits 31.1 and 31.2

Securities and Exchange Commission
October 26, 2007

2.

We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification or to specifically refer to the report as “annual” or “quarterly.” Please refer to FAX 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification and amend your exhibits as appropriate. This comment also applies to the certifications attached to your Form 10-QSB for the fiscal quarter ended May 31, 2007.

Response – As per conversations between Jennifer O’Brien of the Staff and the Company’s counsel, the Company will correct the form of certifications filed with its quarterly and annual reports prospectively. In connection therewith, the text of the first sentence and paragraph 1 of the form of certification will be revised as follows:

“I, Jason Gonzalez, certify that:

1. I have reviewed this report on Form [10-KSB] [10-QSB] of Visual Management Systems, Inc.;”

The form of certification filed by the Company’s Chief Financial Officer will contain similar revisions.

Please note that the Form 10-QSB filed by the Company on October 25, 2007 contained certifications with the changes described above.

Form 8-K/A filed August 8, 2007

Pro Forma Financial Information, page 39

3.

We are unable to locate the pro forma financial information giving effect to the merger of Visual Management Systems Holding, Inc. and VMS Acquisition Corp., referenced to Exhibit 99.3. Please file or otherwise advise where such information is provided. Please also confirm, if true, that this pro forma information gives effect to the reverse merger between Visual Management Systems, Inc. (formerly known as Wildon Productions Inc.) and Visual Management Systems Holding, Inc. and its wholly owned subsidiary or otherwise advise.

Response – The pro forma financial information was included as Exhibit 99.3 to the Form 8-K filed on July 23, 2007. Exhibit 99.3 has been re-filed with the Form 8-K/A filed as of the date hereof and gives effect to the reverse merger between a wholly owned subsidiary of Visual Management Systems, Inc. (formerly Wildon Productions

Securities and Exchange Commission
October 26, 2007

Inc) and Visual Management Systems Holding, Inc.

Exhibit 99.1

6. Stock Purchase Warrants, page 16

4.

We note your statement that “Subsequent to December 31, 2006, all outstanding warrants were converted into shares of the Company’s common stock. The conversion was induced by management through a 2-for-1 share offering.” Please tell us how you accounted for this transaction. As part of your supplemental response, please address your consideration of the guidance in paragraph 51 of FAS 123R regarding the modification of awards of equity instruments.

Response – The conversion of warrants into shares was induced by management through a 2-for-1 share offering representing the repurchase of the original instrument (warrant) by the issuing of a new instrument (share) having an equal or greater value of the original instrument incurring additional cost representing the incremental value. This inducement for conversion is a modification of the terms or conditions of the original award and is treated as an exchange of the original award for a new award. The total recognized cost of the modification (fas123r, paragraph 51) was accounted for as an additional expense recognized using the grant date the modification was enacted. Therefore, the total cost measured at the date of the modification was (1) the portion of the grant date fair value of the original award plus (2) the incremental cost resulting from the modification.

The Company hereby acknowledges that:

	•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

	•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

	•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 26, 2007

          If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 281-1355.

Very truly yours,

VISUAL MANAGEMENT SYSTEMS, INC.

By: /s/ Howard Herman

Name: Howard Herman
Title: Chief Financial Officer

cc:	Brad Muniz
Philip D. Forlenza, Esq.